UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

EXPLANATORY NOTE

Voluntary Delisting from TSX Venture Exchange

On March 12, 2026, NervGen Pharma Corp. (the “Company”) announced it will voluntarily delist the common shares of the Company from the TSX Venture Exchange (the “TSXV”) effective as of the close of trading on March 16, 2026. The Company’s common shares will no longer be traded on the TSXV but will continue to trade on the Nasdaq Capital Market under the symbol “NGEN.” A copy of the press release announcing the delisting is included in the Company’s material change report filed hereto as Exhibit 99.1.

The information contained in the press release is summary information that is intended to be considered in the context of our Securities and Exchange Commission filings and other public announcements that we may make, by press release or otherwise, from time to time.  We undertake no duty or obligation to publicly update or revise such information, except as required by law.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1, is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-292197), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report, dated March 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: March 13, 2026	By:	/s/ Adam Rogers
		Name:	Adam Rogers
		Title:	Chief Executive Officer